NOTICE OF 2017 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
When
Thursday, May 4, 2017, at 2:00 p.m. (Vancouver time)
Where
Hyatt Regency Vancouver
655 Burrard Street
Georgia B Ballroom
Plaza Level, 2nd Floor
Vancouver, British Columbia V6C 2R7
What
We will cover the following items of business:

1.	Receive the audited financial statements of the Company for the year ended December 31, 2016 and the auditor’s report thereon;

2.	Set the number of directors at seven;

3.	Elect directors for the ensuing year;

4.	Appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and authorize the directors to set the auditor’s remuneration;

5.
Vote, on a non-binding advisory basis, on a resolution to accept the Company’s approach to executive compensation, as more particularly described and set forth in the accompanying management information circular (the “Circular”);

6.
Consider and, if deemed advisable, approve, with or without variation, an ordinary resolution, the full text of which is set forth in Schedule “A” to the Circular, approving the Company’s 2017 share compensation plan, as more particularly described and set forth in the Circular;

7.
Consider and, if deemed advisable, approve, with or without variation, a special resolution, the full text of which is set forth in Schedule “B” to the Circular, to change the name of the Company from Silver Standard Resources Inc. to “SSR Mining Inc.” or such other name that the Board of Directors deems appropriate; and

8.	Approve the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

Board’s Recommendations
The Board unanimously recommends that Shareholders vote FOR each of the foregoing resolutions at the Meeting.
Your Vote is Important
Pursuant to applicable securities laws, we have chosen to provide our Notice of Meeting, the Circular, the proxy form/voting instruction form (collectively, the “Meeting Materials”), our financial statements and our management’s discussion and analysis for the year ended December 31, 2016 (collectively, the “Financial Information”) to Shareholders using the notice-and-access provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer and under National Instrument 51-102 – Continuous Disclosure Obligations.
On or about March 27, 2017 we will mail to Shareholders of record as of the close of business on March 20, 2017 a notice containing instructions on how to access our Meeting Materials, our Financial Information and how to vote. Shareholders who have requested printed copies of our Financial Information will continue to receive them by mail.
Copies of the Meeting Materials and our Financial Information are also available on the Internet at www.sedar.com and at www.sec.gov/edgar.shtml and on our website at http://ir.silverstandard.com/agm.cfm. You may request a paper copy of the Meeting Materials and Financial Information by contacting the Corporate Secretary at 604-484-8217 or toll free at 1-888-338-0046.
DATED at Vancouver, British Columbia, this 22nd day of March, 2017.
BY ORDER OF THE BOARD
(signed) “Kelly Stark-Anderson”
Kelly Stark-Anderson
Vice President, Legal and
Corporate Secretary